Exhibit 12

Ratio of Earnings to Fixed Charges

	Fiscal Year (number of weeks)
($ in millions except ratios)	2015 (52)	2014 (52)	2013 (52)	2012 (53)	2011 (52)
Earnings before income taxes and interest expense	$1,530	$2,088	$2,154	$1,948	$1,443
Less: capitalized interest, net	(8)	(7)	(8)	(6)	(4)
Total fixed charges	533	551	522	675	644
Earnings for calculation	$2,055	$2,632	$2,668	$2,617	$2,083
Fixed charges:
Gross interest incurred	$59	$75	$61	$87	$74
Interest portion of rent expense (1)	474	476	461	588	570
Total fixed charges	$533	$551	$522	$675	$644
Ratio of earnings to fixed charges	3.9	4.8	5.1	3.9	3.2
__________
(1) The interest portion of rent expense for fiscal 2015, 2014 and 2013 was calculated as 36 percent of rent expense. For all other periods presented, the interest portion of rent expense was calculated as 48 percent of rent expense.